                              Avant! Corporation
                             46871 Bayside Parkway
                               Fremont, CA 94538


August 9, 2001

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Meredith Master
            Division of Corporation Finance

            Re:  Avant! Corporation - Registration Statement on Form S-3
                           (Registration No. 333-58372)

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Avant! Corporation respectfully requests consent to withdraw its Registration Statement on Form S-3 (Registration No. 333-58372) originally filed April 6, 2001, as amended on May 17, 2001 (the "Registration Statement"). No securities were sold in connection with this offering. The contractual registration rights of the selling stockholders described in the Registration Statement have expired.

                                       Sincerely,

                                       /s/ VIRAJ J. PATEL
                                       ---------------------------------
                                       Viraj J. Patel
                                       Head of Finance and Treasurer